Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT IN BPT

Tel Aviv, April 19, 2007 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed a new investment of approximately $1.2 million in BPT (Bio-Pure Technology) Ltd., an Israeli-based water technology company. The aggregate financing round of $2.5 million was led by Elron and Aurum Ventures M.K.I. As a result of the investment, Elron holds approximately 19% of BPT’s outstanding shares.

Headquartered in Israel, BPT provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries; and enable high-grade separation and re-use of water and valuable materials within the process.

BPT offers a cost-effective and environment-friendly process, employing its proprietary HMT™ (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes exhibiting high stability, selectivity and reliability. BPT’s solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination. BPT’s products were successfully field tested by major clients and the company began sales this year.

Doron Birger, Elron’s President & CEO, commented: “This marks Elron’s third investment in water technologies during the past year, which demonstrates our strong commitment to the globally emerging Clean-Tech sector and the active Israeli water industry”. Elad Frenkel, Elron’s Director of Business Development, said: “We view BPT as a highly innovative company in the field of water and wastewater treatment, as well as a unique knowledge center in membrane-based solutions, which is considered a core platform technology in the water industry”.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)